UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of November 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: November 11th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Austral advises Oru-1 is to be plugged

Wellington, New Zealand – November 11, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; AMEX : AEN)

Oru-1 Exploration Well (Austral 52.9%, operator)

Austral advises that following evaluation of electric logs, the joint venture parties have decided to plug and abandon the Oru-1 well. The well was essentially in accord with pre-drill prognosis, but although there were some hydrocarbon shows during drilling there was no reservoir development at the target objective.

Future Shallow Drilling

The rig will shortly be released from the Oru site to another operator. Following that well Austral will receive the rig back during December. The Heaphy-1 well-site (Austral 66.7%, operator) is presently being constructed However, as an alternative, the rig may be taken to the Supplejack site to drill the Supplejack South-1 well ( Austral 36.67%), with Heaphy -1 to be drilled when the rig again becomes available in Second Quarter 2006. Supplejack South-1 is a follow-on to the Supplejack-1 well, which flowed gas and condensate on test in August this year. It would be deviated in a southerly direction from the Supplejack site to a location identified on the 3D seismic as being likely to have a larger reservoir intersection than that encountered in Supplejack-1. In the event of success at Supplejack South-1, both wells can be linked in to a joint development which could either transport gas to an existing collector gas line two km (1.5 miles) to east, or be used for on-site electricity generation with electricity exported into the local grid, as is now in operation at the Cheal-A site.

Cheal Oil Field

The Cheal-A4 well is again in production from the main oil pay, and has resumed production at very similar rates (~300 barrels of oil per day) to those prior to commissioning of the on-site electricity generation facility. During the coming week, Cheal-1 will also be linked in to the generation facility, so that its gas can be used to supplement Cheal-A4 in order to achieve sustained maximum electricity output.

CONTACT: Investor Relations:
Tel: +1 561 837 8057 ext 2
Website: http://www.austral-pacific.com
Email: ir@austral-pacific.com

TSX Venture Exchange has neither approved nor disapproved the contents hereof. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.